UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNITY SOFTWARE INC.
(Name of Issuer)

Common Stock, $0.000005 par value per share
(Title of Class of Securities)

91332U101
(CUSIP Number)

Kevin Lutz or Ryan McDermott Resolute Advisors LLC 75 Broadway, Suite 202 San Francisco, CA 94111 (415) 699-0309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91332U101	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OTEE 2020 ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91332U101	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON Joachim Christoph Ante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,487,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,487,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91332U101	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON David Helgason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,827,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,827,500
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,827,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91332U101	SCHEDULE 13D	Page 5 of 7

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2020 (the “Initial 13D” and, as amended and supplemented, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, $0.000005 par value per share (the “Shares”), of Unity Software Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

This Amendment amends Items 4 and 5 as set forth below:

Item 4. Purpose of Transaction.

Item 4 is hereby restated in its entirety as follows:

On October 15, 2021 all of the Shares held by OTEE were distributed to investment vehicles owned and controlled by Mr. Helgason and to investment vehicles owned and controlled by Mr. Ante.

As of the date hereof, Mr. Helgason remains a director of the Issuer.

None of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable agreement described above, to (i) purchase Shares or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public or private transactions, (iii) enter into derivative transactions to hedge the market risk of some or all of their positions in the securities of the Issuer and (iv) consider participating in a business combination or other transaction involving the Issuer’s outstanding Shares.

CUSIP NO. 91332U101	SCHEDULE 13D	Page 6 of 7

Item 5. Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety as follows:

Information regarding percentage beneficial ownership herein is based on 282,518,597 Shares outstanding as of August 4, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

(a), (b)  See the cover sheet of each Reporting Person.

Shares beneficially owned by Mr. Helgason include shares held through investment vehicles owned and controlled by Mr. Hegason.  In addition, Mr. Helgason holds 2,407 restricted stock units that vest in full on the earlier of (i) June 17, 2022, the first anniversary of the date of grant, and (ii) the date of the Issuer's next annual meeting of stockholders, subject to Mr. Helgason’s continued service through such date.

Shares beneficially held by Mr. Ante include shares held through investment vehicles owned and controlled by Mr. Ante.  In addition, Mr. Ante holds 12,297 restricted stock units that vest according to the following schedule: 30% on each of November 25, 2022 and November 25, 2023 and 40% on November 25, 2024, subject to Mr. Ante's continued service through each such vesting date.

(c)  On October 15, 2021 OTEE distributed the Shares it owned to Mr. Ante and Mr. Helgason.   During the past 60 days,  OTEE also sold Shares in open market transactions as follows:  August 27, 2021, 120,000 shares at an average price of $123.50; August 30, 2021, 114,207 Shares at an average price of $126.12; August 31, 2021, 65,793 Shares at an average price of $126.31; September 14, 2021 150,000 Shares at $132.05 and September 15, 2021, 150,000 Shares at an average price of $130.93.

(d)  Not applicable.

(e)  Following the distribution described above, each of OTEE and Mr. Helgason ceased to be a beneficial owner of more than five percent of the outstanding Shares.

CUSIP NO. 91332U101	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

OTEE 2020 ApS

By:	/s/ David Helgason
Name:	David Helgason
Title:	Director

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante
Title:	Director

Joachim Christoph Ante

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante

David Helgason

By:	/s/ David Helgason
Name:	David Helgason